Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.        Tel:  +44 207 611 8960
65 Kingsway                   Fax: +44 207 611 8965
London WC2B 6TD               www.stolt-nielsen.com
United Kingdom

Stolt-Nielsen S.A. Announces Resignation of James B. Hurlock from Board of Directors

LONDON, May 21, 2008 - Stolt-Nielsen S.A. (Oslo Bors: SNI) today announced that James B. Hurlock has resigned as a Director of the Company, effective immediately.

Jacob Stolt-Nielsen, Chairman of Stolt-Nielsen S.A. stated: "We thank Jim for his service as a Director of the Company since 2004. We also thank him for his service as interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 2004. Jim also served as Chairman of the Legal Affairs Committee of the Board of Directors and in that capacity helped guide the Company through difficult times."

Contacts:

       Jan Chr. Engelhardtsen
       U.K. +44 (0) 20 7611 8972
       j.engelhardtsen@stolt.com

       Jens F. Gruner-Hegge
       U.K. +44 (0) 20 7611 8985
       j.gruner-hegge@stolt.com

About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiaries Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.